FRONTLINE LTD.
FIRST QUARTER 2010 RESULTS

Highlights

•	Frontline reports net income attributable to the Company of $79.7 million and earnings per share of $1.02 for the first quarter of 2010
•	Frontline announces a cash dividend of $0.75 per share for the first quarter of 2010
•	Frontline successfully completed a private placement of $225 million of convertible bonds
•	Frontline announced the acquisition of two double hull VLCC tankers and secured long term bank financing for both vessels
•	Frontline took delivery of three out of a total of four Suezmax newbuildings from Rongsheng
•	Frontline agreed to terminate the long term charter party for the single hull VLCC Golden River and received a compensation payment of approximately $2.9 million

First Quarter 2010 Results

The Board of Frontline Ltd. (the "Company" or "Frontline") announces net income attributable to the Company of $79.7 million for the first quarter of 2010, equivalent to earnings per share of $1.02 compared with net income attributable to the Company of $3.9 million for the fourth quarter of 2009, equivalent to earnings per share of $0.05. The net income attributable to the Company in the first quarter includes a gain of $6.7 million relating to the amortization of a deferred gain on three lease terminations and a gain of $3.1 million relating to a lease termination.

The reported earnings reflect a stronger spot market compared to the fourth quarter of 2009. The average daily time charter equivalents ("TCEs") earned in the spot and period market in the first quarter by the Company's VLCCs, Suezmax tankers and Suezmax OBO carriers were $45,300, $31,800 and $47,900, respectively, compared with $33,200, $21,300 and $42,800, respectively, in the fourth quarter. The spot earnings for the Company's double hull VLCCs and Suezmax tankers were $49,200 and $30,600, respectively, compared to $30,400 and $18,300 in the fourth quarter. The Gemini Suezmax pool had spot earnings of $30,900 per day in the first quarter, compared to $20,300 per day in the fourth quarter. The Company's double hull VLCC tankers excluding the floating time charter vessels had spot earnings of $54,000 per day in the first quarter, compared with $32,100 in the fourth quarter.

Profit share expense of $11.3 million has been recorded in the first quarter as a result of the profit sharing agreement with Ship Finance International Limited ("Ship Finance"), compared to $5.7 million in the fourth quarter. Ship operating expenses decreased by $9.0 million compared to the fourth quarter due to a decrease in dry docking costs of $5.5 million and a decrease in running costs of $3.5 million.

Charterhire expenses increased by $9.4 million in the first quarter compared with the fourth quarter, mainly due to three vessels which were chartered in under long term leases up to the end of December 2009 but are now chartered in and accounted for as short term operating leases, profit share payments on two vessels and an increase in charterhire expenses regarding the Nordic American Tanker ("NATS") vessels due to the stronger spot market. These items were partially offset by the redelivery in the first quarter of the final vessel chartered in from Eiger.

Interest income was $4.1 million in the first quarter, of which $3.9 million relates to restricted deposits held by subsidiaries reported in Independent Tankers Corporation Limited ("ITCL"). Interest expense, net of capitalized interest, was $35.5 million in the first quarter of which $9.0 million relates to ITCL.

As of March 31, 2010 the Company had total cash and cash equivalents of $85.5 million and restricted cash of $291.5 million. Restricted cash includes $228.8 million relating to deposits in ITCL and $62.0 million in Frontline, which is restricted under the charter agreements with Ship Finance. Restricted cash deposits held in respect of the Ship Finance charter reserves decreased by a total of $122.3 million, of which $111.7 million relates to the amendments of the charter agreements and $10.6 million relates to reserves no longer required for two vessels.

As of May 2010, the Company has average total cash cost breakeven rates on a TCE basis for VLCCs and Suezmax tankers of approximately $31,100 and $25,300, respectively.

Fleet Development

In January 2010, Frontline terminated the bareboat charter for the single hull Suezmax tanker Front Voyager. The termination took effect from April 1, 2010. The vessel, owned by Frontline's subsidiary ITCL, was subsequently sold.

The remaining Suezmax tanker chartered in from Eiger was redelivered at the end of February 2010.

In March 2010 Frontline agreed with Ship Finance to terminate the long term charter party for the single hull VLCC Golden River. Ship Finance simultaneously sold the vessel to an unrelated third party. The termination of the charter took place in April 2010 and Ship Finance has made a compensation payment to Frontline of approximately $2.9 million for the early termination of the charter party.

In January 2010, the Company took delivery of the first Suezmax newbuilding from Rongsheng, named Northia, and the vessel was subsequently delivered to a major oil company on floating rate time charter. In March and May 2010, the Company took delivery of the second and the third Suezmax newbuildings, named Naticina and Front Odin, from Rongsheng. The Naticina was subsequently delivered to a major oil company on floating rate time charter and Front Odin will commence trading in the Gemini pool. Compensation payments for delayed delivery were negotiated with the yard for all three vessels.

In April 2010, Frontline announced the acquisition of two 2009-built 321,300 dwt double hull VLCC tankers; Callisto Glory and Andromeda Glory from an unrelated third party. The first vessel; renamed Front Eminence, was delivered on May 18, 2010 and the second vessel is expected to be delivered in June 2010 and will be renamed Front Endurance.

Newbuilding Program

As of March 31, 2010, the total number of vessels in Frontline's newbuilding program was two Suezmax tankers and six VLCCs, which constitutes a contractual cost of $847.7 million. Out of the total contractual cost the financial exposure on two VLCC's of $252 million can be limited to the $54 million already paid-in installments. In May 2010, Frontline took delivery of the third Suezmax newbuidling from Rongsheng, Front Odin, leaving one remaining Suezmax tanker in the newbuilding program, which is expected to be delivered in July 2010.

As of March 31, 2010, installments of $313 million have been paid on these newbuildings. The remaining installments to be paid as of March 31, 2010 amount to $336.5 million, with expected payments of approximately $233 million in 2010 ($205 million excluding the Front Odin, which was delivered in May 2010) and $103.5 million in 2011. These numbers exclude payments on the two VLCCs that have a financial exposure that can be limited to the $54 million already paid-in installments. In addition, we have a pre-delivery financing of $17.4 million, which is due in the second quarter of 2010.

The Company has obtained financing for the entire committed newbuilding program, except for two vessels which are scheduled to be delivered at the end of 2011.

Based on secured committed financing and indications for financing of the two unfinanced VLCCs, the net required equity investment in the remaining installments of the newbuilding program and the repayment of the pre-delivery financing of $17.4 million is reduced to approximately $62 million. This equity investment is fully covered through the recent completion of the $225 million convertible bond offering.

Corporate

In March 2010, Frontline announced the successful completion of its $225 million convertible bond offering. The proceeds from the bonds will be used for general corporate purposes, financing of the remaining equity investments in the Company's newbuilding program and will improve the Company's ability to react to attractive market opportunities.

In May 2010, Frontline secured long term financing in the amount of $146.6 million representing 70 percent of the purchase price for the acquisition of two 2009-built 321,300 dwt double hull VLCC tankers; Callisto Glory and Andromeda Glory.

On May 20, 2010, the Board declared a dividend of $0.75 per share. The record date for the dividend is June 4, 2010, the ex dividend date is June 2, 2010 and the dividend will be paid on or about June 21, 2010.

77,858,502 ordinary shares were outstanding as of March 31, 2010, and the weighted average number of shares outstanding for the quarter was 77,858,502.

The Market

The market rate for a VLCC trading on a standard 'TD3' voyage between the Arabian Gulf and Japan in the first quarter of 2010 was WS89; equivalent to $55,600/day; representing an increase of WS41 points or $20,000/day from the fourth quarter of 2009 and an increase of WS42 points from the first quarter of 2009. Present indications are approximately $41,500/day in the second quarter of 2010.

The market rate for a Suezmax trading on a standard 'TD5' voyage between West Africa and Philadelphia in the first quarter of 2010 was WS114; equivalent to $32,500/day; representing an increase of WS43.5 points or $8,000/day from the fourth quarter of 2009 and an increase of WS36 from the first quarter of 2009. Present indications are approximately $35,000/day in the second quarter of 2010.

Bunkers prices at Fujairah averaged approximately $468/mt in the first quarter of 2010 compared to $455/mt in the fourth quarter of 2009; an increase of $13/mt. Bunker prices varied from a low of $438.5/mt at the beginning of February and a high of $502.5/mt at the beginning of January. On May 19, 2010 the quoted bunker price in Fujairah was $451.5/mt.

Bunker prices in Philadelphia averaged $476/mt in the first quarter which was an increase of $10/mt from the fourth quarter of 2009. Bunker prices varied from a low of $441/mt at the end of January and a high of $508/mt at the beginning of January. On May 19, 2010 the quoted bunker price in Philadelphia was $443.5/mt.

The International Energy Agency's ("IEA") May 2010 report stated an average OPEC oil production, including Iraq, of 29.0 million barrels per (mb/d) day during the first quarter of 2010. This was an increase of 100,000 barrels per day compared to the fourth quarter of 2009 and an increase of 570,000 barrels per day compared to the first quarter of 2009.

IEA further estimates that world oil demand averaged 85.9 mb/d in the first quarter of 2010, an increase of 200,000 barrels per day compared to the fourth quarter of 2009 and 1.7 mb/d from the first quarter of 2009. Additionally, the IEA estimates that world demand will average 86.4 mb/d in 2010 representing an increase of 2.0 percent or 1.6 mb/d from 2009.

The VLCC fleet totalled 531 vessels at the end of the first quarter of 2010, up from 518 vessels at the end of the previous quarter. 17 VLCCs were delivered during the first quarter whereas it was estimated that 20 would be delivered during the period. The current estimate for 2010 is 72 deliveries. The order book consisted of 177 vessels at the end of the first quarter, down from 191 orders after the fourth quarter of 2009. Three new orders were placed during the quarter and the current order book represents about 34 percent of the VLCC fleet. During the quarter, four vessels were removed from the trading fleet and seven were sold for demolition. An additional 17 single hulled VLCCs were removed from the active trading fleet for storage or conversion purposes. According to Fearnleys the single hull fleet now stands at 63 vessels.

The Suezmax fleet totalled 401 vessels at the end of the quarter, up from 388 vessels at the end of the previous quarter. 18 vessels were delivered during the first quarter whereas it was estimated that 24 would be delivered during the period. The current estimate for 2010 is 67 deliveries. The order book consisted of 126 vessels at the end of the quarter, down from 135 vessels at the end of the fourth quarter. Nine new orders were placed during the quarter and the current order book now represents 34 percent of the total fleet. Five vessels were removed from the trading fleet during the quarter and two were sold for demolition. An additional four single hulled vessels were removed from the active trading fleet for storage or conversion purposes. According to Fearnleys the single hull fleet now stands at 24 vessels.

Strategy

We focus on maintaining our position as the leading operator of VLCC and Suezmax tankers.

Our fixed charter coverage is estimated to be 33 percent and 20 percent in 2010 and 2011, respectively. In addition to this fixed rate coverage we also have an additional 11 percent and 15 percent coverage on floating income in 2010 and 2011, respectively.

Frontline focuses on developing and maintaining strong relationships with major oil companies and industrial charterers.

We keep a lean organization and use outsourcing extensively, especially with respect to technical operations and crewing and follow a non bureaucratic organization model. This has proven to result in a lower cost base than our peers. In addition, it facilitates quick decision making and allows us to take advantage of the opportunities that can arise in this highly volatile industry.

The Company has an opportunistic investment and business approach and has recently added tonnage to its VLCC fleet to position itself to take advantage of the improving demand environment. The acquisitions will contribute to further consolidation of the VLCC market and confirms Frontline's position as the world's largest independent operator and owner of double hull VLCC tonnage.

Frontline focuses on financial flexibility and has recently secured approximately $370 million in new capital and committed bank financing in addition to the release of approximately $122 million in restricted cash.

We aim at generating competitive returns to our shareholders. This will be supported by a high dividend payout ratio with quarterly payments. The level of dividend will be guided by present earnings, market prospects, current capital expenditure programs as well as investment opportunities.

Outlook

The global recovery has evolved better than expected, with activity recovering at varying speeds – tepidly in many advanced economies but solidly in most emerging and developing economies. Among advanced economies, the US is off to a better start than Europe and Japan. Among emerging and developing economies, Asia is in the lead. In 2010 world output is expected to rise by about 4.5 percent, following a 0.5 percent contraction in 2009, according to the International Monetary Fund ("IMF"). However, activity remains dependent on highly accommodative macroeconomic policies and is subject to downside risks, as fiscal fragilities have come to the fore the IMF said in its latest forecast.

In line with the global recovery, IEA projects in their latest report in May that the world's oil consumption in 2010 will increase by 1.7 mb/d compared to 2009. The bulk of demand growth is expected to arise in the Middle East, China and other non-OECD countries.

During 2009, ton-miles generation by US, China, Japan and South Korea was down significantly more than volumes, as importers cut long-haul volumes. Recently however there has been a strong growth in imports from WAF and South America (Venezuela/Brazil) to China, driving ton-miles.

The tanker industry still has a high number of expected vessel deliveries in 2010 and 2011. However, the actual deliveries in 2009 and in the first quarter of 2010 have been significantly lower than anticipated and this development is likely to be further strengthened by the expected delays, slippage and cancellations of newbuilding orders.

A market driven phase out of single hull capacity has helped control the supply of vessels, adding another support factor to the tanker market within an improving demand environment.

The phase out of the remaining single hull fleet, currently estimated to be approximately nine percent of the fleet, according to Fearnleys, will further reduce the supply of vessels in 2010. Floating storage also remains strong and contributes to the tight supply of tonnage.

Lately, there has been increased activity in the newbuilding and second hand market resulting in an increase in asset values.

The fixed charter coverage and low cash cost breakeven rates create a solid platform for Frontline's operations. As advised in the fourth quarter 2010 earnings release, we made an agreement with Ship Finance to release $111.7 million restricted cash, which was used to prepay part of the charter hire due to Ship Finance over the next six months. This solution will reduce Frontline's cash breakeven level for 31 vessels in the second and third quarter of 2010 and furthermore strengthen the solid platform for Frontline's operations.

The Board is pleased with the successful completion of the $225 million convertible bond offering, which secures the financing of the remaining equity investments in the Company's newbuilding program, strengthens the balance sheet and improves the Company's ability to react to attractive market opportunities. The latter have been confirmed through the recently added tonnage to our VLCC fleet and the secured financing for these vessels.

Based on the trading results so far in the second quarter, the Board expects good results in the second quarter. However, the strength of the results will depend on the direction of the market in the remaining part of the quarter.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
May 20, 2010

Questions should be directed to:

Jens Martin Jensen: Chief Executive Officer, Frontline Management AS
+47 23 11 40 99

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED INCOME STATEMENTS (in thousands of $)	2010 Jan-Mar	2009 Jan-Mar	2009 Jan-Dec (audited)
Total operating revenues	331,823	356,601	1,133,286
Gain on sale of assets and amortization of deferred gains	9,817	-	3,061
Voyage expenses and commission	67,934	64,193	219,375
Profit share expense	11,315	14,487	33,018
Ship operating expenses	45,371	48,613	206,381
Charterhire expenses	43,900	51,976	169,503
Administrative expenses	7,876	8,255	30,647
Depreciation	53,053	58,116	237,313
Total operating expenses	229,449	245,640	896,237
Net operating income	112,191	110,961	240,110
Interest income	4,076	6,073	22,969
Interest expense	(35,511)	(40,620)	(160,988)
Share of results from associated companies	(173)	(164)	(544)
Foreign currency exchange gain (loss)	14	(109)	(346)
Other non-operating items	208	1,161	4,632
Net income before taxes and noncontrolling interest	80,805	77,302	105,833
Taxes	(49)	2	(361)
Net income	80,756	77,304	105,472
Net income attributable to noncontrolling interest	(1,068)	(686)	(2,771)
Net income attributable to Frontline Ltd.	79,688	76,618	102,701

Basic earnings per share ($)	$1.02	$0.98	$1.32

Income on timecharter basis ($ per day per ship)*
VLCC	45,300	50,300	38,300
Suezmax	31,800	37,900	25,300
Suezmax OBO	47,900	44,200	43,000

* Basis = Calendar days minus off-hire. Figures after deduction of broker commission.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (in thousands of $)	2010 Jan-Mar	2009 Jan-Mar	2009 Jan-Dec (audited)
Net income attributable to Frontline Ltd.	79,688	76,618	102,701
Unrealized (loss) gain from marketable securities	(6,347)	(27,718)	2,782
Foreign currency translation (loss) gain	(60)	120	759
Other comprehensive (loss) income	(6,407)	(27,598)	3,541
Comprehensive income attributable to Frontline Ltd.	73,281	49,020	106,242
Net income attributable to noncontrolling interest	1,068	686	2,771
Total comprehensive income	74,349	49,706	109,013

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of $)	2010 Mar 31	2009 Mar 31	2009 Dec 31 (audited)
ASSETS
Short term
Cash and cash equivalents	85,526	206,577	82,575
Restricted cash	223,777	334,453	429,946
Other current assets	399,615	236,181	270,661
Long term
Restricted cash	67,716	125,126	70,075
Newbuildings	350,834	420,512	413,968
Vessels and equipment, net	851,311	598,233	678,694
Vessels under capital lease, net	1,594,644	1,992,792	1,740,666
Investment in finance lease	56,535	-	-
Investment in unconsolidated subsidiaries and associated companies	3,750	4,302	3,923
Other long-term assets	24,471	23,877	24,710
Total assets	3,658,179	3,942,053	3,715,218

LIABILITIES AND EQUITY
Short term liabilities
Short term debt and current portion of long term debt	131,334	323,247	123,884
Current portion of obligations under capital lease	201,884	170,474	285,753
Other current liabilities	221,179	133,317	195,725
Long term liabilities
Long term debt	782,244	616,467	760,698
Obligations under capital lease	1,496,826	1,931,318	1,579,708
Other long term liabilities	18,514	27,059	18,702
Commitments and contingencies
Equity
Frontline Ltd. stockholders' equity	795,722	732,848	741,340
Noncontrolling interest	10,476	7,323	9,408
Total equity	806,198	740,171	750,748
Total liabilities and equity	3,658,179	3,942,053	3,715,218

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of $)	2010 Jan-Mar	2009 Jan-Mar	2009 Jan-Dec (audited)
OPERATING ACTIVITIES
Net income	80,756	77,304	105,472
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	53,369	58,361	238,595
Unrealized foreign currency exchange (gain) loss	(107)	(7)	686
Gain on sale of assets and amortization of deferred gains	(9,817)	-	(3,061)
Equity losses of associated companies	173	164	544
Other, net	234	(145)	(25,311)
Change in operating assets and liabilities	(124,632)	(39,128)	(18,105)
Net cash (used in) provided by operating activities	(24)	96,549	298,820

INVESTING ACTIVITIES
Maturity of restricted cash	202,206	91,643	75,620
Additions to newbuildings, vessels and equipment	(99,409)	(76,598)	(147,349)
Finance lease payments received	281	-	-
Proceeds from sale of vessels and equipment	-	-	2,390
Net cash provided by (used in) investing activities	103,078	15,045	(69,339)

FINANCING ACTIVITIES
Proceeds from long-term debt, net of fees paid	63,239	47,627	240,883
Repayment of long-term debt	(34,242)	(16,060)	(267,336)
Repayment of capital leases	(109,635)	(107,937)	(241,198)
Dividends paid	(19,465)	(19,466)	(70,074)
Net cash used in financing activities	(100,103)	(95,836)	(337,725)

Net increase (decrease) in cash and cash equivalents	2,951	15,758	(108,244)
Cash and cash equivalents at start of period	82,575	190,819	190,819
Cash and cash equivalents at end of period	85,526	206,577	82,575

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2010 Jan-Mar	2009 Jan-Mar	2009 Jan-Dec (audited)

NUMBER OF SHARES OUTSTANDING
Balance at beginning and end of period	77,858,502	77,858,502	77,858,502

SHARE CAPITAL
Balance at beginning and end of period	194,646	194,646	194,646

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	221,991	219,036	219,036
Stock option expense	566	1,077	2,955
Balance at end of period	222,557	220,113	221,991

CONTRIBUTED SURPLUS
Balance at beginning and end of period	248,360	248,360	248,360

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance at beginning of period	(1,686)	(5,227)	(5,227)
Other comprehensive (loss) income	(6,407)	(27,598)	3,541
Balance at end of period	(8,093)	(32,825)	(1,686)

RETAINED EARNINGS
Balance at beginning of period	78,029	45,402	45,402
Net income	79,688	76,618	102,701
Cash dividends	(19,465)	(19,466)	(70,074)
Balance at end of period	138,252	102,554	78,029

FRONTLINE LTD. STOCKHOLDERS' EQUITY	795,722	732,848	741,340

NONCONTROLLING INTEREST
Balance at beginning of period	9,408	6,637	6,637
Net income	1,068	686	2,771
Balance at end of period	10,476	7,323	9,408

TOTAL EQUITY	806,198	740,171	750,748

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL

Frontline Ltd. (the "Company" or "Frontline") is a Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers. The Company's ordinary shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange.

2.	ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company's annual financial statements as at December 31, 2009.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual consolidated financial statements for the year ended December 31, 2009.

3.	NEWBUILDINGS

During the three months ended March 31, 2010, two Suezmax newbuildings were completed and transferred from Newbuildings to Vessels and Equipment.

The Company capitalized newbuilding installments and costs of $67.1 million and interest of $5.1 million in quarter ended March 31, 2010.

4.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Marketable securities of $56.6 million at March, 31, 2010 (December 31, 2009: $62.9 million) are measured at fair value on a recurring basis. The fair value of marketable securities is based on the quoted market prices. This fair value falls within the "Level 1" category of ASC 820-10 being "measurements using quoted prices in active markets for identical assets or liabilities".

5.	RELATED PARTY TRANSACTIONS

The Company's most significant related party transactions are with Ship Finance International Limited ("Ship Finance"), a company under the significant influence of our principal shareholder, as the Company leases the majority of its vessels from Ship Finance and pays Ship Finance a profit share based on the earnings of these vessels.

Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily of rental for office space and guarantee fees.

Effective February 5, 2010, Vista International Finance Inc, a wholly owned subsidiary of Frontline Ltd. purchased the VLCC, Front Vista, from Ship Finance for $58.5 million. The Front Vista had been chartered in by Frontline Shipping. Due to the termination of the charter, a compensation fee of $0.4 million was paid to Ship Finance.

In March 2010, the Company made certain amendments to the charter agreements with Ship Finance relating to 31 double hull crude oil tankers and OBOs, which resulted in our restricted cash deposits being reduced in exchange for a guarantee from us for the payment of charterhire. Withdrawals from these restricted cash deposits will be prohibited. Restricted cash deposits held in respect of the Ship Finance charter reserves decreased by $111.7 million resulting from amendments to the charter agreements and $10.6 million due to reserves no longer required for two vessels. We also made an advance payment of charterhire less operating expenses of $72.8 million covering part of the payments due to Ship Finance over the next six months.

In March 2010, Frontline agreed with Ship Finance to terminate the long term charter party for the single hull VLCC Golden River and Ship Finance simultaneously sold the vessel to an unrelated third party. The termination of the charter took place in April 2010 and Ship Finance made a compensation payment to Frontline of approximately $2.9 million for the early termination of the charter party, which will be recognized in the second quarter.

6.	COMMITMENTS AND CONTINGENCIES

As of March 31, 2010, the Company was committed to make newbuilding installments of $534.5 million as follows;

(in millions of $)	Total
2010	260.0
2011	211.5
2012	63.0
534.5

The Company has an option to reduce its newbuilding commitments on two VLCCs by $198 million to $54 million already paid.

There have been no significant changes in contingencies since December 31, 2009.

7.	SUBSEQUENT EVENTS

A Memorandum of Agreement, dated March 15, 2010, was signed regarding the sale of the Front Voyager for net $8.3 million and delivery to the buyer occurred on April 8. The Company expects to record a gain on disposal of approximately $0.1 million in the second quarter. Following the sale of the Front Voyager and the scheduled repayment of principal in the amount of $0.7 million on April 1, 2010, the full amount outstanding on the related Term Loan of $10.2 million was repaid in full on April 13 and a make whole premium of $2.1 million was also paid at that time for early redemption of the debt.

On March 26, 2010, the Company announced the private placement of $225 million of convertible bonds and the offering of the bonds closed on April 14, 2010. The proceeds from the bonds will be used for general corporate purposes, financing of the remaining equity investments in the Company's newbuilding program and will improve the Company's ability to react to attractive market opportunities. The senior, unsecured convertible bonds will have an annual coupon of 4.50%, will be payable quarterly in arrears and have a conversion price of $39.00. The reference price has been set at $29.7784 (NOK 180.0045). The applicable USD/NOK exchange rate has been set at 6.0448. The bonds will be issued and redeemed at 100% of their principal amount and will, unless previously redeemed, converted or purchased and cancelled, mature on April 14, 2015.

On April 19, 2010, the Company announced the acquisition of two double hull VLCC tankers, Callisto Glory and Andromeda Glory, from an unrelated third party. The two 321,300 dwt vessels are built by Daewoo Shipbuilding & Marine Engineering Co., Ltd. in South Korea in 2009 and are of high specification. The first vessel was delivered on May 18, 2010 and the second vessel is expected to be delivered in June 2010.
The third Suezmax newbuilding from Rongsheng, Front Odin, was delivered on May 12, 2010.

In May 2010, the Company's Board of Directors declared a dividend of $0.75 per share, which will be paid on or about June 21, 2010.

SK 02089 0009 1101611